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www.alston.com

John B. Shannon	Direct Dial: 404-881-7466	E-mail: john.shannon@alston.com

April 9, 2009

Via EDGAR Filing and Overnight Delivery

Mr. Jay Ingram
Special Counsel
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-3030

Re:	Astec Industries, Inc. Form 10-K Filed February 27, 2009 File No. 1-11595

Dear Mr. Ingram:

This letter acknowledges receipt by our client, Astec Industries, Inc. (the “Company”), of your comment letter dated March 26, 2009 addressed to J. Don Brock, President.  We left you a voice message today requesting additional time to respond. The Company is working on a response to the comment letter and intends to submit that response on or before April 17, 2009. We appreciate the Staff’s accommodation of our request.

This letter is being filed on EDGAR under submission type: CORRESP.

Sincerely,

/s/ John B. Shannon

John B. Shannon

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